UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 14, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Deputy President & Senior Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Second Quarter of Fiscal 2022 (Six months ended September 30, 2022) (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	November 14, 2022

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Yasutoshi Tanaka	General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		November 29, 2022	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		December 6, 2022
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2022 (for the six months ended September 30, 2022)

(1) Consolidated Results of Operations

(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1H F2022	2,944,948	86.4	439,282	10.0	333,964	(13.4)
1H F2021	1,579,249	0.1	399,340	49.2	385,657	78.9

Note:	Comprehensive Income: 1H F2022: ¥(51,438) million, —%; 1H F2021: ¥382,910 million, 1.7%;

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1H F2022	131.77	131.77
1H F2021	152.12	152.12

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2022	256,127,425	8,996,055	3.4
Fiscal 2021	237,066,142	9,201,031	3.8

Reference:	Own Capital: As of September 30, 2022: ¥8,923,275 million; As of March 31, 2022: ¥9,077,382 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2021	—	40.00	—	40.00	80.00
Fiscal 2022	—	42.50
Fiscal 2022 (estimate)			—	42.50	85.00

Note: Revision of the latest announced estimates for cash dividends for shareholders of common stock: Yes

3. Consolidated Earnings Estimates for Fiscal 2022 (for the fiscal year ending March 31, 2023)

	(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2022	540,000	1.7	213.05

Notes:	1.	Revision of the latest announced earnings estimates for Fiscal 2022: No
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares during 1H and the number of outstanding shares as of September 30, 2022 (which is used as a proxy for the average number of outstanding shares during the remainder of the relevant period).

Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

i. Changes in accounting policies due to revisions of accounting standards: Yes

ii. Changes in accounting policies other than i above: No

iii. Changes in accounting estimates: No

iv. Restatements: No

Note: For more information, please refer to “1.(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(3) Issued Shares of Common Stock

i. Period-end issued shares (including treasury stock):	As of September 30, 2022	2,539,249,894 shares	As of March 31, 2022	2,539,249,894 shares
ii. Period-end treasury stock:	As of September 30, 2022	4,930,963 shares	As of March 31, 2022	4,659,024 shares
iii. Average outstanding shares:	1st Half Fiscal 2022	2,534,305,855 shares	1st Half Fiscal 2021	2,535,113,784 shares

This immediate release is outside the scope of semi-annual audit by certified public accountants or audit firms.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions and the corona virus pandemic; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated financial statements in the second quarter.

Mizuho Financial Group, Inc.

m Contents of Attachment

1. Matters Related to Summary Information (Notes)	p.1-2
(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2. Interim Consolidated Financial Statements and Others	p.1-3
(1) Consolidated Balance Sheets	p.1-3
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
(3) Consolidated Statements of Changes in Net Assets	p.1-7
(4) Note for Assumption of Going Concern	p.1-8
øSELECTED FINANCIAL INFORMATION For the Second Quarter (First Half) of Fiscal 2022

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for Thursday, November 17, 2022. The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group website immediately after the conference.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in Accounting Policies)

(Implementation Guidance on Accounting Standard for Fair Value Measurement)

MHFG has applied “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021 (referred to as “Fair Value Accounting Standard Implementation Guidance”)) from the beginning of the interim ended September 30, 2022. In accordance with the transitional treatment set out in Article 27-2 of “Fair Value Accounting Standard Implementation Guidance”, MHFG applies the new accounting policy set forth in “Fair Value Accounting Standard Implementation Guidance” prospectively. As a result, some Investment trusts and others are calculated using net asset value, etc., as of the calculation date of the fair value.

1-2

Mizuho Financial Group, Inc.

2. Interim Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2022	As of September 30, 2022
Assets
Cash and Due from Banks	¥51,359,301	¥54,458,168
Call Loans and Bills Purchased	940,008	1,231,117
Receivables under Resale Agreements	12,750,363	14,870,926
Guarantee Deposits Paid under Securities Borrowing Transactions	2,340,089	2,357,494
Other Debt Purchased	3,476,021	3,856,777
Trading Assets	13,221,415	19,649,112
Money Held in Trust	591,183	560,762
Securities	44,641,060	38,412,009
Loans and Bills Discounted	84,736,280	92,119,481
Foreign Exchange Assets	2,627,492	3,251,206
Derivatives other than for Trading Assets	2,277,160	4,192,965
Other Assets	7,797,796	9,147,569
Tangible Fixed Assets	1,095,977	1,115,671
Intangible Fixed Assets	601,292	610,368
Net Defined Benefit Asset	863,217	847,771
Deferred Tax Assets	184,594	413,040
Customers’ Liabilities for Acceptances and Guarantees	8,346,878	9,733,515
Reserves for Possible Losses on Loans	(783,886)	(700,532)
Reserve for Possible Losses on Investments	(107)	(1)

Total Assets	¥237,066,142	¥256,127,425

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2022	As of September 30, 2022
Liabilities
Deposits	¥138,830,872	¥142,447,797
Negotiable Certificates of Deposit	16,868,931	21,823,004
Call Money and Bills Sold	1,278,050	1,572,353
Payables under Repurchase Agreements	20,068,779	23,766,031
Guarantee Deposits Received under Securities Lending Transactions	1,172,248	1,228,757
Commercial Paper	1,775,859	1,574,288
Trading Liabilities	9,608,976	14,822,746
Borrowed Money	6,590,527	2,990,638
Foreign Exchange Liabilities	1,508,453	675,373
Short-term Bonds	537,167	498,772
Bonds and Notes	10,714,004	11,628,828
Due to Trust Accounts	1,167,284	1,138,586
Derivatives other than for Trading Liabilities	2,770,852	4,995,676
Other Liabilities	6,301,484	7,965,234
Reserve for Bonus Payments	120,052	69,600
Reserve for Variable Compensation	2,278	1,186
Net Defined Benefit Liability	71,774	71,418
Reserve for Director and Corporate Auditor Retirement Benefits	557	472
Reserve for Possible Losses on Sales of Loans	1,309	8,068
Reserve for Contingencies	6,622	10,369
Reserve for Reimbursement of Deposits	17,620	15,650
Reserve for Reimbursement of Debentures	10,504	8,965
Reserves under Special Laws	3,132	3,131
Deferred Tax Liabilities	30,923	21,198
Deferred Tax Liabilities for Revaluation Reserve for Land	59,962	59,704
Acceptances and Guarantees	8,346,878	9,733,515

Total Liabilities	¥227,865,110	¥247,131,369

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,125,324	1,129,388
Retained Earnings	4,756,435	4,989,307
Treasury Stock	(8,342)	(8,552)

Total Shareholders’ Equity	8,130,185	8,366,911

Net Unrealized Gains (Losses) on Other Securities	719,822	118,757
Deferred Gains or Losses on Hedges	(76,757)	(96,220)
Revaluation Reserve for Land	132,156	131,572
Foreign Currency Translation Adjustments	2,346	256,338
Remeasurements of Defined Benefit Plans	169,652	145,929
Own Credit Risk Adjustments, Net of Tax	(23)	(13)

Total Accumulated Other Comprehensive Income	947,197	556,363

Stock Acquisition Rights	94	5
Non-Controlling Interests	123,555	72,774

Total Net Assets	9,201,031	8,996,055

Total Liabilities and Net Assets	¥237,066,142	¥256,127,425

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Ordinary Income	¥1,579,249	¥2,944,948
Interest Income	615,622	1,169,193
Interest on Loans and Bills Discounted	422,172	686,794
Interest and Dividends on Securities	119,583	178,938
Fiduciary Income	29,728	29,313
Fee and Commission Income	416,769	418,579
Trading Income	226,614	919,840
Other Operating Income	142,799	323,050
Other Ordinary Income	147,714	84,971
Ordinary Expenses	1,179,909	2,505,666
Interest Expenses	141,461	657,161
Interest on Deposits	28,002	226,344
Fee and Commission Expenses	86,326	85,407
Trading Expenses	35,301	864,053
Other Operating Expenses	59,622	99,571
General and Administrative Expenses	667,594	706,446
Other Ordinary Expenses	189,602	93,026

Ordinary Profits	399,340	439,282

Extraordinary Gains	51,553	12,703
Extraordinary Losses	4,271	6,929

Income before Income Taxes	446,622	445,057

Income Taxes:
Current	65,604	61,866
Deferred	(10,941)	45,446

Total Income Taxes	54,663	107,313

Profit	391,958	337,743

Profit Attributable to Non-controlling Interests	6,301	3,779

Profit Attributable to Owners of Parent	¥385,657	¥333,964

1-5

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Profit	¥391,958	¥337,743
Other Comprehensive Income	(9,048)	(389,182)
Net Unrealized Gains (Losses) on Other Securities	23,805	(603,190)
Deferred Gains or Losses on Hedges	(32,261)	(19,095)
Foreign Currency Translation Adjustments	50,061	232,335
Remeasurements of Defined Benefit Plans	(58,390)	(23,596)
Own Credit Risk Adjustments, Net of Tax	—	9
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	7,736	24,355

Comprehensive Income	382,910	(51,438)

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	375,995	(56,285)
Comprehensive Income Attributable to Non-controlling Interests	6,914	4,846

1-6

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2021

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,135,940	4,421,655	(7,124)	7,807,239
Cumulative Effects of Changes in Accounting Policies			(724)		(724)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,135,940	4,420,931	(7,124)	7,806,515
Changes during the period
Cash Dividends			(95,201)		(95,201)
Profit Attributable to Owners of Parent			385,657		385,657
Repurchase of Treasury Stock				(2,646)	(2,646)
Disposition of Treasury Stock		(51)		1,606	1,554
Transfer from Revaluation Reserve for Land			1,086		1,086
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(10,616)			(10,616)
Transfer from Retained Earnings to Capital Surplus		51	(51)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	(10,616)	291,490	(1,040)	279,833

Balance as of the end of the period	2,256,767	1,125,324	4,712,422	(8,164)	8,086,349

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,132,460	31,618	136,384	(139,514)	288,088	—	1,449,035	134	105,797	9,362,207
Cumulative Effects of Changes in Accounting Policies							—			(724)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,132,460	31,618	136,384	(139,514)	288,088	—	1,449,035	134	105,797	9,361,483
Changes during the period
Cash Dividends										(95,201)
Profit Attributable to Owners of Parent										385,657
Repurchase of Treasury Stock										(2,646)
Disposition of Treasury Stock										1,554
Transfer from Revaluation Reserve for Land										1,086
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders										(10,616)
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders’ Equity	22,295	(32,361)	(1,086)	58,546	(58,950)	—	(11,555)	(39)	11,161	(433)

Total Changes during the period	22,295	(32,361)	(1,086)	58,546	(58,950)	—	(11,555)	(39)	11,161	279,400

Balance as of the end of the period	1,154,756	(743)	135,297	(80,968)	229,137	—	1,437,480	95	116,959	9,640,884

1-7

Mizuho Financial Group, Inc.

For the six months ended September 30, 2022

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,125,324	4,756,435	(8,342)	8,130,185
Changes during the period
Cash Dividends			(101,542)		(101,542)
Profit Attributable to Owners of Parent			333,964		333,964
Repurchase of Treasury Stock				(1,940)	(1,940)
Disposition of Treasury Stock		(133)		1,730	1,597
Transfer from Revaluation Reserve for Land			584		584
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		4,064			4,064
Transfer from Retained Earnings to Capital Surplus		133	(133)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	4,064	232,872	(209)	236,726

Balance as of the end of the period	2,256,767	1,129,388	4,989,307	(8,552)	8,366,911

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	719,822	(76,757)	132,156	2,346	169,652	(23)	947,197	94	123,555	9,201,031
Changes during the period
Cash Dividends										(101,542)
Profit Attributable to Owners of Parent										333,964
Repurchase of Treasury Stock										(1,940)
Disposition of Treasury Stock										1,597
Transfer from Revaluation Reserve for Land										584
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders										4,064
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders’ Equity	(601,064)	(19,462)	(584)	253,991	(23,722)	9	(390,833)	(88)	(50,781)	(441,703)

Total Changes during the period	(601,064)	(19,462)	(584)	253,991	(23,722)	9	(390,833)	(88)	(50,781)	(204,976)

Balance as of the end of the period	118,757	(96,220)	131,572	256,338	145,929	(13)	556,363	5	72,774	8,996,055

(4) Note for Assumption of Going Concern

There is no applicable information.

1-8

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2022

(Six months ended September 30, 2022)

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2022	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Interest Margins (Domestic Operations)	NON		2-5

3. Use and Source of Funds	NON		2-6

4. Net Gains/Losses on Securities	CON	NON	2-8

5. Unrealized Gains/Losses on Securities	CON	NON	2-10

6. Projected Redemption Amounts for Securities	NON		2-12

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2-13

8. Employee Retirement Benefits	NON	CON	2-14

9. Capital Ratio	CON	NON	2-17

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2-18

2. Status of Reserves for Possible Losses on Loans	CON	NON	2-22

3. Reserve Ratios for Non Performing Loans based on the BA and the FRA	CON	NON	2-23

4. Coverage on Non Performing Loans based on the BA and the FRA	NON		2-24

5. Overview of Non-Performing Loans(“NPLs”)	NON		2-27

6. Results of Removal of NPLs from the Balance Sheet	NON		2-28

7. Status of Loans by Industry

(1) Outstanding Balances by Industry	NON		2-29

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry	NON		2-31

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises

(“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2-32

(2) Loans to SMEs and Individual Customers	NON		2-32

9. Status of Loans by Region

(1) Outstanding Balances by Region	NON		2-33

(2) Non Performing Loans based on the BA and the FRA by Region	NON		2-34

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-35

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2-37

2. Number of Directors and Employees			2-38

3. Number of Offices			2-38

4. Earnings Plan for Fiscal 2022	CON	NON	2-39

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2-40
Comparison of Non-Consolidated Statements of Income (selected items)	2-41
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2-42
Comparison of Non-Consolidated Statements of Income (selected items)	2-43
Statement of Trust Assets and Liabilities	2-44
Comparison of Balances of Principal Items	2-45
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2-46
Comparison of Non-Consolidated Statements of Income (selected items)	2-47

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions and the corona virus pandemic; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated financial statements in the second quarter.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2022

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2022		First Half of Fiscal 2021
			Change
Consolidated Gross Profits	1	1,153,784	44,962	1,108,822
Net Interest Income	2	512,032	37,871	474,160
Fiduciary Income	3	29,313	(415)	29,728
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	333,172	2,729	330,443
Net Trading Income	6	55,787	(135,525)	191,312
Net Other Operating Income	7	223,479	140,301	83,177
General and Administrative Expenses	8	(706,446)	(38,851)	(667,594)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(55,360)	4,495	(59,856)
Losses on Write-offs of Loans	10	(4,865)	2,158	(7,023)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	4,921	(5,303)	10,225
Net Gains (Losses) related to Stocks	12	38,439	23,508	14,931
Equity in Income from Investments in Affiliates	13	14,491	(2,028)	16,519
Other	14	(10,548)	13,159	(23,707)

Ordinary Profits	15	439,282	39,942	399,340

Net Extraordinary Gains (Losses)	16	5,774	(41,507)	47,281
Income before Income Taxes	17	445,057	(1,565)	446,622
Income Taxes - Current	18	(61,866)	3,738	(65,604)
- Deferred	19	(45,446)	(56,387)	10,941
Profit	20	337,743	(54,214)	391,958
Profit Attributable to Non-controlling Interests	21	(3,779)	2,522	(6,301)

Profit Attributable to Owners of Parent	22	333,964	(51,692)	385,657

Credit-related Costs (including Credit Costs for Trust Accounts)	23	(50,439)	(807)	(49,631)

Credit-related Costs [23] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

Reference:
Consolidated Net Business Profits	24	440,775	2,200	438,574

Consolidated Net Business Profits [24] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	174	14	160
Number of affiliates under the equity method	26	25	(4)	29

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2022				First Half of Fiscal 2021
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	697,816	47,619	745,435	21,062	724,373
Domestic Gross Profits	2	413,154	47,567	460,721	65,272	395,449
Net Interest Income	3	227,575	9,642	237,218	2,446	234,772
Fiduciary Income	4		29,515	29,515	(543)	30,058
Trust Fees for Jointly Operated Designated Money Trust	5		2,000	2,000	24	1,975
Credit Costs for Trust Accounts (1)	6		—	—	—	—
Net Fee and Commission Income	7	109,532	8,573	118,106	(12,970)	131,076
Net Trading Income	8	58,350	—	58,350	66,770	(8,419)
Net Other Operating Income	9	17,694	(164)	17,530	9,569	7,961
International Gross Profits	10	284,662	51	284,713	(44,210)	328,924
Net Interest Income	11	233,102	127	233,229	42,930	190,299
Net Fee and Commission Income	12	69,466	(90)	69,375	5,917	63,457
Net Trading Income	13	(138,978)	—	(138,978)	(186,752)	47,774
Net Other Operating Income	14	121,071	14	121,086	93,693	27,392
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(379,683)	(38,835)	(418,519)	4,340	(422,859)
Expense Ratio	16	54.4%	81.5%	56.1%	(2.2%)	58.3%
Personnel Expenses	17	(147,817)	(18,818)	(166,635)	1,208	(167,844)
Non-Personnel Expenses	18	(209,597)	(18,270)	(227,868)	2,737	(230,605)
Premium for Deposit Insurance	19	(7,919)	(249)	(8,168)	8,619	(16,787)
Miscellaneous Taxes	20	(22,268)	(1,746)	(24,015)	394	(24,409)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	318,132	8,784	326,916	25,402	301,513
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	22	333,782	8,789	342,571	64,347	278,223
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	315,330	8,789	324,119	52,652	271,467

Reversal of (Provision for) General Reserve for Losses on Loans	24	(41,277)	—	(41,277)	27,672	(68,950)

Net Business Profits	25	276,854	8,784	285,638	53,075	232,563
Net Gains (Losses) related to Bonds	26	(15,650)	(5)	(15,655)	(38,945)	23,290

Net Non-Recurring Gains (Losses)	27	45,158	5,193	50,352	19,105	31,246
Net Gains (Losses) related to Stocks	28	34,024	2,437	36,462	25,700	10,761
Expenses related to Portfolio Problems	29	(3,751)	—	(3,751)	(14,180)	10,429
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	4,433	104	4,538	(4,664)	9,202
Other	31	10,452	2,650	13,102	12,249	853

Ordinary Profits	32	322,013	13,977	335,991	72,181	263,810

Net Extraordinary Gains (Losses)	33	6,542	2,601	9,144	(38,436)	47,581
Net Gains (Losses) on Disposition of Fixed Assets	34	(3,110)	(212)	(3,322)	(2,387)	(934)
Losses on Impairment of Fixed Assets	35	(2,216)	(665)	(2,881)	(303)	(2,577)
Gains on Cancellation of Employee Retirement Benefit Trust	36	11,868	188	12,057	(39,036)	51,093
Income before Income Taxes	37	328,556	16,579	345,135	33,744	311,391
Income Taxes - Current	38	(42,233)	(2,186)	(44,420)	50,494	(94,914)
- Deferred	39	(48,505)	(1,938)	(50,444)	(21,856)	(28,587)

Net Income	40	237,817	12,453	250,271	62,382	187,888

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].
(2) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[22]
=Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	41	(40,594)	104	(40,490)	8,827	(49,317)

Credit-related Costs [41] =  Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	42		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	43	(41,277)	96	(41,180)	27,769	(68,950)
Losses on Write-offs of Loans	44	(303)	1	(302)	(3,218)	2,916
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	45	(2,176)	7	(2,169)	(18,704)	16,534
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	46	6,404	—	6,404	6,297	106
Reversal of (Provision for) Reserve for Contingencies	47	(1,351)	—	(1,351)	(1,658)	306
Other (including Losses on Sales of Loans)	48	(1,889)	—	(1,889)	(1,657)	(232)
Total	49	(40,594)	104	(40,490)	8,827	(49,317)

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2022		First Half of Fiscal 2021
			Change
Gross Profits	1	697,816	31,215	666,600
Domestic Gross Profits	2	413,154	75,382	337,771
Net Interest Income	3	227,575	1,909	225,666
Net Fee and Commission Income	4	109,532	(2,589)	112,122
Net Trading Income	5	58,350	66,141	(7,790)
Net Other Operating Income	6	17,694	9,921	7,773
International Gross Profits	7	284,662	(44,167)	328,829
Net Interest Income	8	233,102	43,077	190,025
Net Fee and Commission Income	9	69,466	5,835	63,630
Net Trading Income	10	(138,978)	(186,763)	47,785
Net Other Operating Income	11	121,071	93,683	27,388
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(379,683)	3,045	(382,729)
Expense Ratio	13	54.4%	(3.0%)	57.4%
Personnel Expenses	14	(147,817)	1,213	(149,030)
Non-Personnel Expenses	15	(209,597)	1,560	(211,158)
Premium for Deposit Insurance	16	(7,919)	8,308	(16,227)
Miscellaneous Taxes	17	(22,268)	271	(22,540)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	318,132	34,260	283,871
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas *	19	333,782	73,190	260,591
Excluding Net Gains (Losses) from redemption of Investment Trusts	20	315,330	61,494	253,835

Reversal of (Provision for) General Reserve for Losses on Loans	21	(41,277)	26,863	(68,140)

Net Business Profits	22	276,854	61,123	215,731
Net Gains (Losses) related to Bonds	23	(15,650)	(38,930)	23,279

Net Non-Recurring Gains (Losses)	24	45,158	16,029	29,129
Net Gains (Losses) related to Stocks	25	34,024	23,663	10,360
Expenses related to Portfolio Problems	26	(3,751)	(14,269)	10,517
Gains on Reversal of Reserves for Possible Losses on Loans, and others	27	4,433	(4,768)	9,202
Other	28	10,452	11,403	(951)

Ordinary Profits	29	322,013	77,152	244,860

Net Extraordinary Gains (Losses)	30	6,542	(33,706)	40,249
Net Gains (Losses) on Disposition of Fixed Assets	31	(3,110)	(2,288)	(821)
Losses on Impairment of Fixed Assets	32	(2,216)	323	(2,539)
Gains on Cancellation of Employee Retirement Benefit Trust	33	11,868	(31,741)	43,610
Income before Income Taxes	34	328,556	43,446	285,110
Income Taxes - Current	35	(42,233)	48,121	(90,355)
- Deferred	36	(48,505)	(23,172)	(25,332)

Net Income	37	237,817	68,395	169,422

*   Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[19] =Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[18]-Net Gains (Losses) related to Bonds[23]

Credit-related Costs	38	(40,594)	7,825	(48,420)

Credit-related Costs [38] = Expenses related to Portfolio Problems [26] + Reversal of (Provision for) General Reserve for Losses on Loans [21] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [27]

Reference: Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	39	(41,277)	26,863	(68,140)
Losses on Write-offs of Loans	40	(303)	(3,293)	2,990
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	41	(2,176)	(18,726)	16,549
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	42	6,404	6,297	106
Reversal of (Provision for) Reserve for Contingencies	43	(1,351)	(1,658)	306
Other (including Losses on Sales of Loans)	44	(1,889)	(1,657)	(232)
Total	45	(40,594)	7,825	(48,420)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2022		First Half of Fiscal 2021
			Change
Gross Profits	1	47,619	(10,153)	57,772
Domestic Gross Profits	2	47,567	(10,109)	57,677
Net Interest Income	3	9,642	537	9,105
Fiduciary Income	4	29,515	(543)	30,058
Trust Fees for Jointly Operated Designated Money Trust	5	2,000	24	1,975
Credit Costs for Trust Accounts (1)	6	—	—	—
Net Fee and Commission Income	7	8,573	(10,381)	18,954
Net Trading Income	8	—	629	(629)
Net Other Operating Income	9	(164)	(352)	188
International Gross Profits	10	51	(43)	94
Net Interest Income	11	127	(146)	274
Net Fee and Commission Income	12	(90)	82	(172)
Net Trading Income	13	—	11	(11)
Net Other Operating Income	14	14	10	4
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(38,835)	1,294	(40,130)
Expense Ratio	16	81.5%	12.0%	69.4%
Personnel Expenses	17	(18,818)	(4)	(18,813)
Non-Personnel Expenses	18	(18,270)	1,176	(19,447)
Premium for Deposit Insurance	19	(249)	310	(559)
Miscellaneous Taxes	20	(1,746)	123	(1,869)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	8,784	(8,858)	17,642
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	22	8,789	(8,842)	17,631
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	8,789	(8,842)	17,631

Reversal of (Provision for) General Reserve for Losses on Loans	24	—	809	(809)

Net Business Profits	25	8,784	(8,048)	16,832
Net Gains (Losses) related to Bonds	26	(5)	(15)	10

Net Non-Recurring Gains (Losses)	27	5,193	3,076	2,116
Net Gains (Losses) related to Stocks	28	2,437	2,037	400
Expenses related to Portfolio Problems	29	—	88	(88)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	104	104	0
Other	31	2,650	846	1,804

Ordinary Profits	32	13,977	(4,971)	18,949

Net Extraordinary Gains (Losses)	33	2,601	(4,730)	7,331
Net Gains (Losses) on Disposition of Fixed Assets	34	(212)	(99)	(113)
Losses on Impairment of Fixed Assets	35	(665)	(627)	(38)
Gains on Cancellation of Employee Retirement Benefit Trust	36	188	(7,295)	7,483
Income before Income Taxes	37	16,579	(9,702)	26,281
Income Taxes - Current	38	(2,186)	2,372	(4,559)
- Deferred	39	(1,938)	1,316	(3,255)

Net Income	40	12,453	(6,012)	18,466

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].
(2) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[22]
=Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	41	104	1,002	(897)

Credit-related Costs [41] = Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	42	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	43	96	905	(809)
Losses on Write-offs of Loans	44	1	75	(73)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	45	7	21	(14)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	46	—	—	—
Reversal of (Provision for) Reserve for Contingencies	47	—	—	—
Other (including Losses on Sales of Loans)	48	—	—	—
Total	49	104	1,002	(897)

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			First Half of Fiscal 2022		First Half of Fiscal 2021
Mizuho Bank				Change

Return on Interest-Earning Assets		1	0.42	0.03	0.39
Return on Loans and Bills Discounted (1)		2	0.76	0.02	0.74
Return on Securities		3	0.31	0.01	0.30
Cost of Funding (including Expenses)		4	0.48	(0.02)	0.51
Cost of Deposits (including Expenses)		5	0.49	(0.03)	0.52
Cost of Deposits (2)		6	0.00	(0.00)	0.00
Cost of Other External Liabilities		7	0.23	(0.06)	0.30

Net Interest Margin	(1)-(4)	8	(0.06)	0.05	(0.12)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.27	0.05	0.22
Loan and Deposit Rate Margin	(2)-(6)	10	0.76	0.02	0.74

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
(2) Deposits include Negotiable Certificates of Deposit (“NCDs”).

Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		11	0.78	0.01	0.76
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.28	0.05	0.23
Loan and Deposit Rate Margin	(11)-(6)	13	0.78	0.01	0.76

			(%)
			First Half of Fiscal 2022		First Half of Fiscal 2021
Mizuho Trust & Banking				Change

Return on Interest-Earning Assets		14	0.49	0.01	0.47
Return on Loans and Bills Discounted (1)		15	0.60	0.01	0.59
Return on Securities		16	2.26	0.51	1.74
Cost of Funding		17	0.12	(0.01)	0.13
Cost of Deposits (2)		18	0.00	(0.00)	0.01

Net Interest Margin	(14)-(17)	19	0.37	0.02	0.34
Loan and Deposit Rate Margin	(15)-(18)	20	0.59	0.01	0.58

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
(2) Deposits include NCDs.

Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	0.60	0.00	0.60
Loan and Deposit Rate Margin	(21)-(18)	22	0.59	0.00	0.59

Reference			(%)
			First Half of Fiscal 2022		First Half of Fiscal 2021
Aggregate Figures for the 2 Banks				Change

Return on Loans and Bills Discounted (1)		23	0.75	0.01	0.73
Cost of Deposits (2)		24	0.00	(0.00)	0.00

Loan and Deposit Rate Margin	(23)-(24)	25	0.75	0.02	0.73

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
(2) Deposits include NCDs.

Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	0.77	0.01	0.75
Loan and Deposit Rate Margin	(26)-(24)	27	0.77	0.01	0.75

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2022				First Half of Fiscal 2021
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Total

Use of Funds	186,674,068	1.04	2,007,226	0.47	184,666,842	0.57
Loans and Bills Discounted	87,764,939	1.40	6,899,931	0.49	80,865,008	0.91
Securities	43,237,585	0.77	(1,772,347)	0.28	45,009,933	0.49

Source of Funds	196,762,214	0.52	12,937,670	0.39	183,824,544	0.12
Deposits	136,814,341	0.30	8,767,946	0.27	128,046,394	0.02
NCDs	20,718,661	0.45	841,254	0.40	19,877,406	0.05

Domestic Operations

Use of Funds	119,679,302	0.42	(8,163,978)	0.03	127,843,280	0.39
Loans and Bills Discounted	52,001,518	0.75	(800,862)	0.01	52,802,381	0.73
Securities	29,260,628	0.31	(322,803)	0.01	29,583,431	0.30

Source of Funds	127,532,403	0.03	1,136,593	0.00	126,395,809	0.03
Deposits	101,527,932	0.00	848,233	(0.00)	100,679,698	0.00
NCDs	14,131,252	0.00	403,078	(0.00)	13,728,174	0.00

International Operations

Use of Funds	73,235,247	1.96	13,721,002	1.02	59,514,244	0.94
Loans and Bills Discounted	35,763,420	2.36	7,700,793	1.10	28,062,627	1.26
Securities	13,976,957	1.74	(1,449,544)	0.87	15,426,502	0.86

Source of Funds	75,470,291	1.29	15,350,874	0.98	60,119,416	0.30
Deposits	35,286,408	1.17	7,919,712	1.06	27,366,695	0.10
NCDs	6,587,408	1.43	438,176	1.27	6,149,232	0.15

2-6

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2022				First Half of Fiscal 2021
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Total

Use of Funds	5,195,543	0.50	(109,214)	0.01	5,304,757	0.48
Loans and Bills Discounted	3,186,148	0.61	(82,363)	0.00	3,268,511	0.60
Securities	214,772	2.18	(38,953)	0.49	253,726	1.69

Source of Funds	5,336,283	0.12	(40,954)	(0.00)	5,377,237	0.13
Deposits	2,661,021	0.00	(219,343)	(0.00)	2,880,365	0.01
NCDs	728,555	0.00	82,601	(0.00)	645,954	0.00

Domestic Operations

Use of Funds	5,174,709	0.49	(89,549)	0.01	5,264,259	0.47
Loans and Bills Discounted	3,156,345	0.60	(67,330)	0.01	3,223,676	0.59
Securities	206,484	2.26	(38,992)	0.51	245,476	1.74

Source of Funds	5,315,547	0.12	(20,814)	(0.01)	5,336,361	0.13
Deposits	2,657,698	0.00	(218,685)	(0.00)	2,876,384	0.01
NCDs	728,555	0.00	82,601	(0.00)	645,954	0.00

International Operations

Use of Funds	44,280	1.08	(23,704)	0.05	67,984	1.02
Loans and Bills Discounted	29,802	1.45	(15,032)	(0.02)	44,835	1.47
Securities	8,287	0.37	38	0.07	8,249	0.29

Source of Funds	44,181	0.51	(24,180)	0.29	68,362	0.21
Deposits	3,323	0.00	(658)	(0.01)	3,981	0.01
NCDs	—	—	—	—	—	—

2-7

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	First Half of Fiscal 2022		First Half of Fiscal 2021
		Change
Net Gains (Losses) related to Bonds	(16,496)	(37,674)	21,178
Gains on Sales and Others	54,309	4,386	49,923
Losses on Sales and Others	(72,501)	(45,281)	(27,219)
Impairment (Devaluation)	(1,012)	283	(1,296)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0)	0	(0)
Gains (Losses) on Derivatives other than for Trading	2,708	2,936	(228)

	First Half of Fiscal 2022		First Half of Fiscal 2021
		Change
Net Gains (Losses) related to Stocks	38,439	23,508	14,931
Gains on Sales	54,377	(62,082)	116,459
Losses on Sales	(18,529)	62,402	(80,931)
Impairment (Devaluation)	(1,033)	873	(1,906)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	3,625	22,315	(18,690)

Non-Consolidated Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2022		First Half of Fiscal 2021
		Change
Net Gains (Losses) related to Bonds	(15,655)	(38,945)	23,290
Gains on Sales and Others	55,231	3,084	52,146
Losses on Sales and Others	(72,582)	(45,250)	(27,332)
Impairment (Devaluation)	(1,012)	283	(1,296)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	2,708	2,936	(228)

	First Half of Fiscal 2022		First Half of Fiscal 2021
		Change
Net Gains (Losses) related to Stocks	36,462	25,700	10,761
Gains on Sales	50,917	(58,204)	109,122
Losses on Sales	(17,481)	60,795	(78,276)
Impairment (Devaluation)	(599)	795	(1,394)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	3,625	22,315	(18,690)

2-8

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2022		First Half of Fiscal 2021
		Change
Net Gains (Losses) related to Bonds	(15,650)	(38,930)	23,279
Gains on Sales and Others	55,231	3,096	52,135
Losses on Sales and Others	(72,577)	(45,246)	(27,330)
Impairment (Devaluation)	(1,012)	283	(1,296)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	2,708	2,936	(228)

	First Half of Fiscal 2022		First Half of Fiscal 2021
		Change
Net Gains (Losses) related to Stocks	34,024	23,663	10,360
Gains on Sales	46,969	(61,671)	108,640
Losses on Sales	(16,021)	62,211	(78,233)
Impairment (Devaluation)	(548)	807	(1,356)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	3,625	22,315	(18,690)

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2022		First Half of Fiscal 2021
		Change
Net Gains (Losses) related to Bonds	(5)	(15)	10
Gains on Sales and Others	—	(11)	11
Losses on Sales and Others	(5)	(4)	(1)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

	First Half of Fiscal 2022		First Half of Fiscal 2021
		Change
Net Gains (Losses) related to Stocks	2,437	2,037	400
Gains on Sales	3,948	3,466	482
Losses on Sales	(1,460)	(1,416)	(43)
Impairment (Devaluation)	(50)	(12)	(38)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-9

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of September 30, 2022				As of March 31, 2022
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses
Other Securities	35,384,404	129,885	1,474,624	1,344,739	42,065,723	990,184	1,593,785	603,600
Japanese Stocks	2,443,398	1,390,547	1,422,894	32,347	2,577,310	1,499,915	1,538,391	38,475
Japanese Bonds	20,775,446	(54,609)	19,967	74,577	28,620,413	(52,186)	19,799	71,986
Japanese Government Bonds	17,103,302	(28,940)	9,437	38,377	25,158,730	(30,543)	7,495	38,039
Other	12,165,559	(1,206,051)	31,762	1,237,814	10,867,999	(457,544)	35,593	493,138
Foreign Bonds	10,332,422	(1,081,706)	1,628	1,083,335	8,937,594	(414,292)	2,316	416,609

*   In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*   The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.

*   Unrealized Gains/Losses include ¥20,910 million and ¥27,448 million, which were recognized in the statement of income for September 30, 2022 and March 31, 2022, respectively, by applying the fair-value hedge accounting. As a result, the base amounts to be recorded directly to Net Assets after necessary consolidation adjustments as of September 30, 2022 and March 31, 2022 are ¥108,974 million and ¥962,735 million, respectively.

*   Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of September 30, 2022 and March 31, 2022 are ¥458,060 million (Foreign Bonds ¥475,460 million and Japanese Government Bonds ¥(4,323) million) and ¥126,280 million (Foreign Bonds ¥135,310 million and Japanese Government Bonds ¥—million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments as of September 30, 2022 and March 31, 2022 are ¥587,945 million (Foreign Bonds ¥(606,246) million and Japanese Government Bonds ¥(33,263) million) and ¥1,116,464 million (Foreign Bonds ¥(278,982) million and Japanese Government Bonds ¥(30,543) million), respectively.

*   Unrealized Gains/Losses on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge accounting, including translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships) as of September 30, 2022 and March 31, 2022 are ¥118,757 million and ¥719,822 million, respectively.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of September 30, 2022				As of March 31, 2022
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Bonds Held to Maturity	2,070,590	(177,925)	3,973	181,898	1,517,583	(52,007)	5,336	57,343

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2022				As of March 31, 2022
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses
Other Securities	34,764,292	65,964	1,412,400	1,346,435	41,483,698	919,942	1,525,116	605,173
Japanese Stocks	2,368,228	1,328,308	1,362,883	34,575	2,497,331	1,432,316	1,473,018	40,701
Japanese Bonds	20,757,427	(54,613)	19,964	74,577	28,603,457	(52,190)	19,795	71,986
Japanese Government Bonds	17,092,023	(28,941)	9,436	38,377	25,147,531	(30,545)	7,493	38,039
Other	11,638,636	(1,207,730)	29,552	1,237,282	10,382,908	(460,182)	32,302	492,484
Foreign Bonds	9,838,173	(1,082,393)	410	1,082,803	8,487,969	(414,822)	1,198	416,020

Mizuho Bank
Other Securities	34,529,023	(5,710)	1,336,349	1,342,059	41,243,397	846,893	1,446,756	599,863
Japanese Stocks	2,229,732	1,257,871	1,288,095	30,223	2,349,073	1,360,494	1,395,908	35,413
Japanese Bonds	20,666,660	(55,257)	19,296	74,553	28,517,031	(52,979)	18,984	71,964
Japanese Government Bonds	17,092,023	(28,941)	9,436	38,377	25,147,531	(30,545)	7,493	38,039
Other	11,632,629	(1,208,324)	28,958	1,237,282	10,377,292	(460,620)	31,864	492,484
Foreign Bonds	9,838,173	(1,082,393)	410	1,082,803	8,487,969	(414,822)	1,198	416,020

Mizuho Trust & Banking
Other Securities	235,269	71,675	76,050	4,375	240,300	73,048	78,359	5,310
Japanese Stocks	138,495	70,436	74,788	4,351	148,258	71,822	77,109	5,287
Japanese Bonds	90,767	644	668	23	86,426	788	811	22
Japanese Government Bonds	—	—	—	—	—	—	—	—
Other	6,006	593	593	0	5,616	437	437	0
Foreign Bonds	—	—	—	—	—	—	—	—

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*

The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.

*

Unrealized Gains/Losses include ¥20,910 million and ¥27,448 million, which were recognized in the statement of income (aggregate figures for the 2 banks) for September 30, 2022 and March 31, 2022, respectively, by applying the fair-value hedge accounting. As a result, the base amounts to be recorded directly to Net Assets after necessary adjustments (aggregate figures for the 2 banks) as of September 30, 2022 and March 31, 2022 are ¥45,054 million and ¥892,494 million, respectively.

*

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of September 30, 2022 and March 31, 2022 are ¥458,060 million (Foreign Bonds ¥475,460 million and Japanese Government Bonds ¥(4,323) million) and ¥126,280 million (Foreign Bonds ¥135,310 million and Japanese Government Bonds ¥—million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments (aggregate figures for the 2 banks) as of September 30, 2022 and March 31, 2022 are ¥524,025 million (Foreign Bonds ¥(606,932) million and Japanese Government Bonds ¥(33,264) million) and ¥1,046,223 million (Foreign Bonds ¥(279,511) million and Japanese Government Bonds ¥(30,545) million), respectively.

*

Unrealized Gains/Losses on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge accounting including translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships) as of September 30, 2022 and March 31, 2022 are as follows.

	(Millions of yen)
	As of September 30, 2022	As of March 31, 2022
Aggregate Figures	71,170	654,388
Mizuho Bank	14,881	596,706
Mizuho Trust & Banking	56,289	57,681

2-10

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2022				As of March 31, 2022
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	2,070,590	(177,925)	3,973	181,898	1,517,583	(52,007)	5,336	57,343
Mizuho Bank	2,070,590	(177,925)	3,973	181,898	1,517,583	(52,007)	5,336	57,343
Mizuho Trust & Banking	—	—	—	—	—	—	—	—
(3) Investment in Subsidiaries and Affiliates Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of September 30, 2022				As of March 31, 2022
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	108,996	306,534	306,697	162	108,996	311,957	312,302	345
Mizuho Bank	108,996	306,534	306,697	162	108,996	311,957	312,302	345
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

Reference

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2022		As of March 31, 2022
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	108,974	(853,761)	962,735
Japanese Stocks	1,369,636	(102,830)	1,472,467
Japanese Bonds	(54,609)	(2,423)	(52,186)
Japanese Government Bonds	(28,940)	1,603	(30,543)
Other	(1,206,052)	(748,507)	(457,544)
Foreign Bonds	(1,081,706)	(667,413)	(414,293)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2022		As of March 31, 2022
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	45,054	(847,439)	892,494
Japanese Stocks	1,307,398	(97,469)	1,404,868
Japanese Bonds	(54,613)	(2,422)	(52,190)
Japanese Government Bonds	(28,941)	1,604	(30,545)
Other	(1,207,730)	(747,547)	(460,183)
Foreign Bonds	(1,082,393)	(667,570)	(414,822)

2-11

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of September 30, 2022				Change				Maturity as of March 31, 2022
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	14,635.1	3,766.0	2,450.2	702.9	(5,156.1)	(2,672.0)	260.7	62.5	19,791.3	6,438.0	2,189.5	640.4
Japanese Government Bonds	14,085.6	1,768.0	1,891.3	125.0	(5,237.3)	(2,754.4)	252.7	20.0	19,322.9	4,522.4	1,638.6	105.0
Japanese Local Government Bonds	31.4	254.1	207.5	7.4	4.2	34.0	40.7	—	27.2	220.1	166.7	7.4
Japanese Corporate Bonds	518.1	1,743.8	351.4	570.5	77.0	48.3	(32.7)	42.5	441.1	1,695.5	384.2	528.0
Other	2,725.0	1,800.0	2,470.4	5,600.4	355.6	102.8	486.1	1,357.7	2,369.4	1,697.1	1,984.3	4,242.6

Mizuho Bank

Japanese Bonds	14,634.7	3,682.1	2,444.4	702.9	(5,156.2)	(2,683.2)	267.6	62.5	19,791.0	6,365.4	2,176.8	640.4
Japanese Government Bonds	14,085.6	1,768.0	1,891.3	125.0	(5,237.3)	(2,754.4)	252.7	20.0	19,322.9	4,522.4	1,638.6	105.0
Japanese Local Government Bonds	31.4	254.1	207.5	7.4	4.2	34.0	40.7	—	27.2	220.1	166.7	7.4
Japanese Corporate Bonds	517.6	1,660.0	345.6	570.5	76.8	37.0	(25.8)	42.5	440.7	1,622.9	371.4	528.0
Other	2,724.3	1,793.0	2,467.1	5,600.4	355.5	100.8	485.3	1,357.7	2,368.8	1,692.1	1,981.7	4,242.6

Mizuho Trust & Banking

Japanese Bonds	0.4	83.8	5.8	—	0.1	11.2	(6.9)	—	0.3	72.5	12.7	—
Japanese Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Japanese Local Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Japanese Corporate Bonds	0.4	83.8	5.8	—	0.1	11.2	(6.9)	—	0.3	72.5	12.7	—
Other	0.7	7.0	3.2	—	0.1	2.0	0.7	—	0.5	5.0	2.5	—

2-12

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•  Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of September 30, 2022				Change				As of March 31, 2022
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	3,137.7	10,996.7	5,395.1	19,529.6	(84.3)	1,729.9	1,238.7	2,884.3	3,222.0	9,266.7	4,156.4	16,645.2
Receive Float / Pay Fixed	651.1	3,550.1	5,736.6	9,938.0	(620.2)	705.2	2,602.7	2,687.7	1,271.4	2,844.9	3,133.9	7,250.3
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,788.9	14,546.9	11,131.8	29,467.6	(704.6)	2,435.1	3,841.5	5,572.0	4,493.5	12,111.7	7,290.3	23,895.6

Mizuho Bank

Receive Fixed / Pay Float	3,137.7	10,996.7	5,395.1	19,529.6	(84.3)	1,729.9	1,238.7	2,884.3	3,222.0	9,266.7	4,156.4	16,645.2
Receive Float / Pay Fixed	651.1	3,360.1	5,362.6	9,374.0	(620.2)	615.2	2,583.7	2,578.7	1,271.4	2,744.9	2,778.9	6,795.3
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,788.9	14,356.9	10,757.8	28,903.6	(704.6)	2,345.1	3,822.5	5,463.0	4,493.5	12,011.7	6,935.3	23,440.6

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Float / Pay Fixed	—	190.0	374.0	564.0	—	90.0	19.0	109.0	—	100.0	355.0	455.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	190.0	374.0	564.0	—	90.0	19.0	109.0	—	100.0	355.0	455.0

Reference:

Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of September 30, 2022			Change			As of March 31, 2022
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	2,243.4	2,387.9	(144.4)	907.4	936.1	(28.7)	1,336.0	1,451.7	(115.7)
Mizuho Bank	2,222.4	2,373.5	(151.0)	902.0	937.7	(35.6)	1,320.4	1,435.8	(115.3)
Mizuho Trust & Banking	20.9	14.4	6.5	5.3	(1.5)	6.9	15.5	15.9	(0.3)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes and others.

2-13

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		First Half of Fiscal 2022	Change	First Half of Fiscal 2021
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,069,848	(55,913)	1,125,762
Discount Rate (%)		(0.00)~1.05		(0.07)~0.82

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,800,159	(313,199)	2,113,359
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(228,027)	169,699	(397,727)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(B)+ (C) - (A)	502,283	(87,586)	589,869

Mizuho Bank

Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	938,002	(49,977)	987,980
Discount Rate (%)		(0.00)~1.05		(0.07)~0.82

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,576,015	(275,050)	1,851,065
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(197,401)	141,516	(338,917)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	440,611	(83,556)	524,167

Mizuho Trust & Banking

Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	131,845	(5,936)	137,781
Discount Rate (%)		(0.00)~1.05		(0.07)~0.82

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	224,144	(38,148)	262,293
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(30,626)	28,182	(58,809)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(B)+ (C) - (A)	61,672	(4,029)	65,701

2-14

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2022	Change	First Half of Fiscal 2021
Service Cost	(9,537)	601	(10,139)
Interest Cost	(2,223)	(594)	(1,629)
Expected Return on Plan Assets	14,500	(528)	15,028
Accumulation (Amortization) of Unrecognized Actuarial Differences	24,053	(1,672)	25,725
Gains on Cancellation of Employee Retirement Benefit Trust	12,057	(39,036)	51,093
Other	(2,527)	1,286	(3,813)

Total	36,322	(39,943)	76,266

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).
Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2022	Change	First Half of Fiscal 2021
Service Cost	(8,084)	439	(8,524)
Interest Cost	(1,947)	(519)	(1,428)
Expected Return on Plan Assets	12,959	(438)	13,398
Accumulation (Amortization) of Unrecognized Actuarial Differences	21,296	(1,386)	22,682
Gains on Cancellation of Employee Retirement Benefit Trust	11,868	(31,741)	43,610
Other	(2,213)	1,325	(3,539)

Total	33,879	(32,320)	66,199

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).
Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2022	Change	First Half of Fiscal 2021
Service Cost	(1,452)	162	(1,614)
Interest Cost	(275)	(74)	(201)
Expected Return on Plan Assets	1,541	(89)	1,630
Accumulation (Amortization) of Unrecognized Actuarial Differences	2,756	(286)	3,042
Gains on Cancellation of Employee Retirement Benefit Trust	188	(7,295)	7,483
Other	(313)	(38)	(274)

Total	2,443	(7,622)	10,066

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).

2-15

Mizuho Financial Group, Inc.

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		First Half of Fiscal 2022	Change	First Half of Fiscal 2021
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,278,926	(56,963)	1,335,890
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	2,070,370	(303,579)	2,373,949
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(243,853)	165,825	(409,679)
Net Defined Benefit Asset (at the beginning of the fiscal year)	(D)	863,217	(245,890)	1,109,107
Net Defined Benefit Liability (at the beginning of the fiscal year)	(A)-(B)+(D)	71,774	725	71,049
Income (Expenses) related to Employee Retirement Benefits

		(Millions of yen)
		First Half of Fiscal 2022	Change	First Half of Fiscal 2021
Service Cost		(14,269)	1,647	(15,917)
Interest Cost		(2,697)	(726)	(1,970)
Expected Return on Plan Assets		16,972	(430)	17,402
Accumulation (Amortization) of Unrecognized Actuarial Differences		25,184	(737)	25,922
Accumulation (Amortization) of Unrecognized Prior Service Cost		(23)	0	(23)
Gains on Cancellation of Employee Retirement Benefit Trust		12,057	(39,036)	51,093
Other		(5,391)	1,440	(6,832)

Total		31,832	(37,842)	69,675

Note: Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains.

2-16

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of September 30, 2022 (Preliminary)	Change	As of March 31, 2022
(1) Total Capital Ratio	15.72	(1.81)	17.53
(2) Tier 1 Capital Ratio	13.64	(1.36)	15.00
(3) Common Equity Tier 1 Capital Ratio	11.35	(1.11)	12.46
(4) Total Capital	11,216.5	(135.0)	11,351.6
(5) Tier 1 Capital	9,733.1	19.8	9,713.2
(6) Common Equity Tier 1 Capital	8,097.7	30.4	8,067.2
(7) Risk weighted Assets	71,336.8	6,606.4	64,730.4
(8) Total Required Capital (7) X8%	5,706.9	528.5	5,178.4

Mizuho Bank International Standard

	Consolidated			Non-Consolidated
	As of September 30, 2022 (Preliminary)	Change	As of March 31, 2022	As of September 30, 2022 (Preliminary)
(1) Total Capital Ratio	15.26	(1.76)	17.02	14.70
(2) Tier 1 Capital Ratio	13.15	(1.27)	14.42	12.43
(3) Common Equity Tier 1 Capital Ratio	10.68	(1.00)	11.68	9.80
(4) Total Capital	10,110.7	(39.9)	10,150.6	9,097.7
(5) Tier 1 Capital	8,714.9	110.3	8,604.5	7,689.9
(6) Common Equity Tier 1 Capital	7,082.0	113.2	6,968.7	6,066.6
(7) Risk weighted Assets	66,253.9	6,615.2	59,638.6	61,848.7
(8) Total Required Capital (7) X8%	5,300.3	529.2	4,771.0	4,947.8

Mizuho Trust & Banking International Standard

	Consolidated			Non-Consolidated
	As of September 30, 2022 (Preliminary)	Change	As of March 31, 2022	As of September 30, 2022 (Preliminary)
(1) Total Capital Ratio	26.62	1.44	25.18	25.69
(2) Tier 1 Capital Ratio	26.62	1.44	25.18	25.68
(3) Common Equity Tier 1 Capital Ratio	26.62	1.44	25.18	25.68
(4) Total Capital	453.4	10.9	442.5	436.4
(5) Tier 1 Capital	453.3	10.9	442.4	436.3
(6) Common Equity Tier 1 Capital	453.3	10.9	442.4	436.3
(7) Risk weighted Assets	1,702.8	(54.1)	1,756.9	1,698.7
(8) Total Required Capital (7) X8%	136.2	(4.3)	140.5	135.8

2-17

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen)
	As of September 30, 2022	Change	As of March 31, 2022
Claims against Bankrupt and Substantially Bankrupt Obligors	49,027	(1,819)	50,846
Claims with Collection Risk	621,016	(101,206)	722,222
Claims for Special Attention	370,938	16,904	354,034
Loans Past Due for 3 Months or More	30,145	27,646	2,498
Restructured Loans	340,793	(10,742)	351,535
Sub-total[1]	1,040,982	(86,121)	1,127,104
Normal Claims	105,707,025	9,482,124	96,224,900

Total[2]	106,748,007	9,396,002	97,352,004

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	95,750	(13,123)	108,874

	(%)
NPL ratio[1]/[2]	0.97	(0.18)	1.15

Trust Account

	(Millions of yen)
	As of September 30, 2022	Change	As of March 31, 2022
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[3]	—	—	—
Normal Claims	3,281	(543)	3,825

Total[4]	3,281	(543)	3,825

	(%)
NPL ratio[3]/[4]	—	—	—

2-18

Mizuho Financial Group, Inc.

Consolidated + Trust Account

	(Millions of yen)
	As of September 30, 2022	Change	As of March 31, 2022
Claims against Bankrupt and Substantially Bankrupt Obligors	49,027	(1,819)	50,846
Claims with Collection Risk	621,016	(101,206)	722,222
Claims for Special Attention	370,938	16,904	354,034
Loans Past Due for 3 Months or More	30,145	27,646	2,498
Restructured Loans	340,793	(10,742)	351,535
Sub-total[5]	1,040,982	(86,121)	1,127,104
Normal Claims	105,710,307	9,481,581	96,228,725

Total[6]	106,751,289	9,395,459	97,355,829

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	95,750	(13,123)	108,874

	(%)
NPL ratio[5]/[6]	0.97	(0.18)	1.15

Trust account represents trust accounts that guarantee principals in the agreement.

2-19

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Millions of yen)
	As of September 30, 2022	Change	As of March 31, 2022
Claims against Bankrupt and Substantially Bankrupt Obligors	38,833	(2,276)	41,109
Claims with Collection Risk	626,755	(99,251)	726,007
Claims for Special Attention	341,200	22,635	318,564
Loans Past Due for 3 Months or More	29,354	26,856	2,497
Restructured Loans	311,846	(4,220)	316,066
Sub-total[1]	1,006,789	(78,891)	1,085,681
Normal Claims	107,912,487	9,978,948	97,933,539

Total[2]	108,919,277	9,900,056	99,019,221

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	92,931	(12,482)	105,413

	(%)
NPL ratio[1]/[2]	0.92	(0.17)	1.09

Mizuho Bank

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	38,581	(2,179)	40,761
Claims with Collection Risk	618,403	(96,398)	714,801
Claims for Special Attention	339,174	22,190	316,984
Loans Past Due for 3 Months or More	29,346	26,872	2,473
Restructured Loans	309,827	(4,682)	314,510
Sub-total[3]	996,159	(76,388)	1,072,547
Normal Claims	104,761,002	10,026,092	94,734,910

Total[4]	105,757,161	9,949,704	95,807,457

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	92,721	(12,481)	105,202

	(%)
NPL ratio[3]/[4]	0.94	(0.17)	1.11

2-20

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	251	(96)	348
Claims with Collection Risk	8,352	(2,853)	11,206
Claims for Special Attention	2,025	445	1,580
Loans Past Due for 3 Months or More	7	(16)	23
Restructured Loans	2,018	462	1,556
Sub-total[5]	10,630	(2,503)	13,134
Normal Claims	3,148,203	(46,600)	3,194,804

Total[6]	3,158,834	(49,104)	3,207,938

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	209	(1)	210

	(%)
NPL ratio[5]/[6]	0.33	(0.07)	0.40

(Trust Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[7]	—	—	—
Normal Claims	3,281	(543)	3,825

Total[8]	3,281	(543)	3,825

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-21

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2022	Change	As of March 31, 2022
Reserves for Possible Losses on Loans	700,532	(83,354)	783,886
General Reserve for Possible Losses on Loans	308,601	39,460	269,140
Specific Reserve for Possible Losses on Loans	337,685	(122,327)	460,013
Reserve for Possible Losses on Loans to Restructuring Countries	54,245	(487)	54,732

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	96,004	(13,118)	109,122

Non-Consolidated Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of September 30, 2022	Change	As of March 31, 2022
Reserves for Possible Losses on Loans	723,515	(93,734)	817,249
General Reserve for Possible Losses on Loans	291,662	41,180	250,482
Specific Reserve for Possible Losses on Loans	377,607	(134,427)	512,034
Reserve for Possible Losses on Loans to Restructuring Countries	54,245	(487)	54,732

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	92,931	(12,482)	105,413

Mizuho Bank

Reserves for Possible Losses on Loans	721,147	(93,630)	814,778
General Reserve for Possible Losses on Loans	289,712	41,277	248,435
Specific Reserve for Possible Losses on Loans	377,190	(134,420)	511,610
Reserve for Possible Losses on Loans to Restructuring Countries	54,245	(487)	54,732

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	92,721	(12,481)	105,202

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	2,367	(103)	2,470
General Reserve for Possible Losses on Loans	1,950	(96)	2,046
Specific Reserve for Possible Losses on Loans	417	(7)	424
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	209	(1)	210

Reserve for Possible Losses on Entrusted Loans (¥10 million and ¥12 million for September 30, 2022 and March 31, 2022, respectively) is not included in the above figures for Trust Account.

2-22

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non Performing Loans based on the BA and the FRA

Consolidated

	(%)
	As of September 30, 2022	Change	As of March 31, 2022
Mizuho Financial Group	67.29	(2.25)	69.54
Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of September 30, 2022	Change	As of March 31, 2022
Total	71.86	(3.41)	75.27
Mizuho Bank	72.39	(3.57)	75.96
Mizuho Trust & Banking (Banking Account)	22.26	3.45	18.81

Above figures are presented net of partial direct write-offs.

2-23

Mizuho Financial Group, Inc.

4. Coverage on Non Performing Loans based on the BA and the FRA

Non-Consolidated

(1) Non Performing Loans based on the BA and the FRA and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2022	Change	As of March 31, 2022

Claims against Bankrupt and Substantially Bankrupt Obligors	38.8	(2.2)	41.1
Collateral, Guarantees, and equivalent	33.4	(1.9)	35.4
Reserve for Possible Losses	5.3	(0.2)	5.6
Claims with Collection Risk	626.7	(99.2)	726.0
Collateral, Guarantees, and equivalent	179.9	15.0	164.8
Reserve for Possible Losses	316.0	(122.8)	438.9
Claims for Special Attention	341.2	22.6	318.5
Collateral, Guarantees, and equivalent	90.4	(3.0)	93.5
Reserve for Possible Losses	59.8	7.5	52.2
Total	1,006.7	(78.8)	1,085.6
Collateral, Guarantees, and equivalent	303.9	10.0	293.8
Reserve for Possible Losses	381.3	(115.5)	496.9

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	38.5	(2.1)	40.7
Collateral, Guarantees, and equivalent	33.1	(1.8)	35.0
Reserve for Possible Losses	5.3	(0.2)	5.6
Claims with Collection Risk	618.4	(96.3)	714.8
Collateral, Guarantees, and equivalent	172.2	17.9	154.2
Reserve for Possible Losses	315.6	(122.8)	438.5
Claims for Special Attention	339.1	22.1	316.9
Collateral, Guarantees, and equivalent	89.9	(3.5)	93.4
Reserve for Possible Losses	59.5	7.5	51.9
Total	996.1	(76.3)	1,072.5
Collateral, Guarantees, and equivalent	295.3	12.5	282.7
Reserve for Possible Losses	380.6	(115.6)	496.2

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.2	(0.0)	0.3
Collateral, Guarantees, and equivalent	0.2	(0.0)	0.3
Reserve for Possible Losses	—	—	—
Claims with Collection Risk	8.3	(2.8)	11.2
Collateral, Guarantees, and equivalent	7.7	(2.8)	10.6
Reserve for Possible Losses	0.4	(0.0)	0.4
Claims for Special Attention	2.0	0.4	1.5
Collateral, Guarantees, and equivalent	0.5	0.4	0.1
Reserve for Possible Losses	0.3	0.0	0.2
Total	10.6	(2.5)	13.1
Collateral, Guarantees, and equivalent	8.5	(2.4)	11.0
Reserve for Possible Losses	0.7	0.0	0.7

Reference: Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

*	Trust account represents trust accounts that guarantee principals in the agreement.

2-24

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2022	Change	As of March 31, 2022

Coverage Amount	685.2	(105.5)	790.7
Reserves for Possible Losses on Loans	381.3	(115.5)	496.9
Collateral, Guarantees, and equivalent	303.9	10.0	293.8

	(%)
Coverage Ratio	68.0	(4.7)	72.8
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	79.1	(4.0)	83.1
Claims for Special Attention	44.0	(1.7)	45.7
Claims against Special Attention Obligors	46.5	(0.3)	46.8

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	70.7	(7.4)	78.2
Claims for Special Attention	23.8	0.6	23.2
Claims against Special Attention Obligors	26.0	0.6	25.3

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	18.81	0.76	18.05
Claims against Watch Obligors excluding Special Attention Obligors	4.16	0.70	3.46
Claims against Normal Obligors	0.10	0.00	0.10

Mizuho Bank

	(Billions of yen)
Coverage Amount	675.9	(103.0)	778.9
Reserves for Possible Losses on Loans	380.6	(115.6)	496.2
Collateral, Guarantees, and equivalent	295.3	12.5	282.7

	(%)
Coverage Ratio	67.8	(4.7)	72.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	78.8	(4.0)	82.9
Claims for Special Attention	44.0	(1.8)	45.8
Claims against Special Attention Obligors	46.5	(0.3)	46.9

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	70.7	(7.4)	78.2
Claims for Special Attention	23.8	0.6	23.2
Claims against Special Attention Obligors	26.0	0.6	25.3

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	18.82	0.77	18.04
Claims against Watch Obligors excluding Special Attention Obligors	4.19	0.70	3.49
Claims against Normal Obligors	0.11	0.00	0.10

2-25

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)
	(Billions of yen)
	As of September 30, 2022	Change	As of March 31, 2022

Coverage Amount	9.3	(2.4)	11.7
Reserves for Possible Losses on Loans	0.7	0.0	0.7
Collateral, Guarantees, and equivalent	8.5	(2.4)	11.0

	(%)
Coverage Ratio	87.5	(2.0)	89.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	97.7	(0.5)	98.2
Claims for Special Attention	43.8	18.2	25.6
Claims against Special Attention Obligors	39.5	15.4	24.0

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	68.2	0.1	68.1
Claims for Special Attention	21.6	1.6	20.0
Claims against Special Attention Obligors	21.4	1.5	19.9

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	16.54	(2.41)	18.96
Claims against Watch Obligors excluding Special Attention Obligors	1.47	0.38	1.08
Claims against Normal Obligors	0.03	(0.00)	0.04

2-26

Mizuho Financial Group, Inc.

5. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes:	Claims for Special Attention is denoted on an individual loans basis.
Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2-27

Mizuho Financial Group, Inc.

6. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the BA and the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2019	Fiscal 2020	Fiscal 2021	Fiscal 2022
	As of March 31, 2020	As of March 31, 2021	As of March 31, 2022	As of September 30, 2022
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2022
Claims against Bankrupt and Substantially Bankrupt Obligors	51.0	33.6	28.6	23.3	0.1	23.5	(5.1)
Claims with Collection Risk	386.5	246.8	162.5	152.9	0.8	153.8	(8.6)
Amount Categorized as above up to Fiscal 2019	437.5	280.5	191.2	176.3	1.0	177.3	(13.8)
of which the amount which was in the process of being removed from the balance sheet	44.5	31.6	30.1	23.0	0.1	23.2	(6.8)
Claims against Bankrupt and Substantially Bankrupt Obligors		15.0	4.8	4.3	0.0	4.3	(0.4)
Claims with Collection Risk		164.2	92.5	78.7	0.3	79.0	(13.4)
Amount Newly Categorized as above during Fiscal 2020		179.2	97.3	83.1	0.3	83.4	(13.9)
of which the amount which was in the process of being removed from the balance sheet		13.6	2.7	2.1	0.0	2.1	(0.6)
Claims against Bankrupt and Substantially Bankrupt Obligors			7.6	4.5	0.0	4.5	(3.0)
Claims with Collection Risk			470.9	300.1	6.9	307.0	(163.8)
Amount Newly Categorized as above during Fiscal 2021			478.5	304.7	6.9	311.6	(166.8)
of which the amount which was in the process of being removed from the balance sheet			7.1	4.1	0.0	4.1	(2.9)
Claims against Bankrupt and Substantially Bankrupt Obligors				6.3	0.0	6.4	6.4
Claims with Collection Risk				86.4	0.2	86.7	86.7
Amount Newly Categorized as above during the First Half of Fiscal 2022				92.8	0.2	93.1	93.1
of which the amount which was in the process of being removed from the balance sheet				4.8	0.0	4.9	4.9
Claims against Bankrupt and Substantially Bankrupt Obligors	51.0	48.7	41.1	38.5	0.2	38.8	(2.2)
Claims with Collection Risk	386.5	411.0	726.0	618.4	8.3	626.7	(99.2)
Total	437.5	459.7	767.1	656.9	8.6	665.5	(101.5)
of which the amount which was in the process of being removed from the balance sheet	44.5	45.3	40.0	34.2	0.2	34.4	(5.5)

* Trust account represents trust accounts that guarantee principals in the agreement.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2022

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(3.4)	(3.4)	—
Restructuring	(143.2)	(143.2)	—
Improvement in Business Performance due to Restructuring	—	—	—
Loan Sales	(18.6)	(18.6)	—
Direct Write-off	144.2	144.2	—
Other	(173.4)	(170.2)	(3.2)
Debt recovery	(156.1)	(153.0)	(3.0)
Improvement in Business Performance	(17.3)	(17.1)	(0.1)

Total	(194.6)	(191.3)	(3.2)

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Mizuho Financial Group, Inc.

7. Status of Loans by Industry

(1) Outstanding Balances by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2022		As of March 31, 2022
	Outstanding Balance	Change	Outstanding Balance
Domestic Total (excluding Loans Booked Offshore)	60,534.4	346.3	60,188.1
Manufacturing	10,032.5	261.6	9,770.8
Agriculture & Forestry	47.5	(0.0)	47.5
Fishery	2.1	(0.8)	2.9
Mining, Quarrying Industry & Gravel Extraction Industry	237.8	17.0	220.7
Construction	904.9	47.5	857.4
Utilities	3,206.4	163.0	3,043.3
Communication	1,092.4	(114.0)	1,206.4
Transportation & Postal Industry	2,520.9	(60.5)	2,581.5
Wholesale & Retail	5,116.4	(98.3)	5,214.7
Finance & Insurance	9,011.3	(20.8)	9,032.1
Real Estate	10,386.6	226.1	10,160.4
Commodity Lease	2,940.2	48.2	2,891.9
Service Industries	2,994.0	(87.9)	3,082.0
Local Governments	560.0	(28.9)	589.0
Governments	978.2	141.6	836.5
Other	10,502.7	(147.3)	10,650.0
Overseas Total (including Loans Booked Offshore)	33,039.8	6,575.9	26,463.8
Governments	349.9	86.0	263.8
Financial Institutions	12,029.3	2,484.7	9,544.6
Other	20,660.4	4,005.0	16,655.3

Total	93,574.2	6,922.3	86,651.9

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of September 30, 2022:	¥540.0 billion (from MHBK)
As of March 31, 2022:	¥755.0 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

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Mizuho Financial Group, Inc.

Mizuho Bank

	(Billions of yen)
	As of September 30, 2022		As of March 31, 2022
	Outstanding Balance	Change	Outstanding Balance
Domestic Total (excluding Loans Booked Offshore)	56,848.5	349.7	56,498.8
Manufacturing	9,634.3	277.4	9,356.9
Agriculture & Forestry	47.4	(0.0)	47.5
Fishery	2.1	(0.8)	2.9
Mining, Quarrying Industry & Gravel Extraction Industry	236.4	17.2	219.2
Construction	865.0	48.3	816.7
Utilities	2,926.9	160.5	2,766.4
Communication	998.7	(106.1)	1,104.9
Transportation & Postal Industry	2,370.8	(31.8)	2,402.6
Wholesale & Retail	5,000.8	(82.6)	5,083.4
Finance & Insurance	8,505.4	(50.4)	8,555.8
Real Estate	8,843.4	143.5	8,699.8
Commodity Lease	2,743.6	49.8	2,693.8
Service Industries	2,946.3	(83.4)	3,029.8
Local Governments	558.6	(28.6)	587.3
Governments	978.2	141.6	836.5
Other	10,190.0	(104.5)	10,294.6
Overseas Total (including Loans Booked Offshore)	33,039.8	6,576.1	26,463.6
Governments	349.9	86.0	263.8
Financial Institutions	12,029.3	2,484.7	9,544.6
Other	20,660.4	4,005.3	16,655.1

Total	89,888.3	6,925.8	82,962.4

Mizuho Trust & Banking (Banking Account + Trust Account)

Domestic Total (excluding Loans Booked Offshore)	3,685.9	(3.3)	3,689.3
Manufacturing	398.1	(15.7)	413.9
Agriculture & Forestry	0.0	(0.0)	0.0
Fishery	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	1.3	(0.1)	1.5
Construction	39.8	(0.8)	40.7
Utilities	279.4	2.5	276.9
Communication	93.6	(7.9)	101.5
Transportation & Postal Industry	150.1	(28.6)	178.8
Wholesale & Retail	115.6	(15.7)	131.3
Finance & Insurance	505.9	29.6	476.2
Real Estate	1,543.2	82.6	1,460.5
Commodity Lease	196.6	(1.5)	198.1
Service Industries	47.6	(4.4)	52.1
Local Governments	1.3	(0.2)	1.6
Governments	—	—	—
Other	312.6	(42.7)	355.4
Overseas Total (including Loans Booked Offshore)	—	(0.2)	0.2
Governments	—	—	—
Financial Institutions	—	—	—
Other	—	(0.2)	0.2

Total	3,685.9	(3.5)	3,689.5

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

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Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2022				As of March 31, 2022
	Non Performing Loans based on the BA and the FRA	Coverage Ratio	Change		Non Performing Loans based on the BA and the FRA	Coverage Ratio
			Non Performing Loans based on the BA and the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	864.0	67.6	(134.4)	(4.6)	998.4	72.3
Manufacturing	382.0	67.0	(134.5)	(9.3)	516.5	76.4
Agriculture & Forestry	6.1	24.9	4.7	(21.9)	1.3	46.9
Fishery	0.2	62.6	(0.0)	0.0	0.2	62.6
Mining, Quarrying Industry & Gravel Extraction Industry	—	—	(0.1)	—	0.1	100.0
Construction	5.8	79.4	(0.1)	0.8	5.9	78.5
Utilities	3.7	67.8	2.6	30.3	1.1	37.4
Communication	8.0	72.1	(1.1)	(2.9)	9.1	75.1
Transportation & Postal Industry	28.7	57.4	2.5	9.7	26.2	47.7
Wholesale & Retail	138.5	56.8	8.1	(0.7)	130.3	57.5
Finance & Insurance	16.8	80.6	2.5	(0.9)	14.3	81.6
Real Estate	32.6	85.3	(2.8)	3.7	35.5	81.5
Commodity Lease	1.4	90.4	0.0	3.2	1.4	87.1
Service Industries	162.7	64.5	(6.7)	1.2	169.4	63.2
Local Governments	—	—	—	—	—	—
Other	76.8	91.5	(9.6)	1.9	86.5	89.6
Overseas Total (including Loans Booked Offshore)	142.7	70.5	55.5	(8.3)	87.2	78.9
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	142.7	70.5	55.5	(8.3)	87.2	78.9

Total	1,006.7	68.0	(78.8)	(4.7)	1,085.6	72.8

*	Trust account represents trust accounts that guarantee principals in the agreement.

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Mizuho Financial Group, Inc.

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2022		As of March 31, 2022
		Change
Housing and Consumer Loans	8,278.5	(178.8)	8,457.3
Housing Loans for owner’s residential housing	7,747.1	(149.2)	7,896.3

Mizuho Bank

Housing and Consumer Loans	8,229.5	(174.5)	8,404.1
Housing Loans	7,823.3	(158.0)	7,981.4
for owner’s residential housing	7,701.0	(145.4)	7,846.4
Consumer loans	406.1	(16.4)	422.6

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	48.9	(4.2)	53.2
Housing Loans for owner’s residential housing	46.0	(3.7)	49.8
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of September 30, 2022		As of March 31, 2022
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.5	0.5	57.9
Loans to SMEs and Individual Customers	35,456.1	558.1	34,897.9

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.6	0.3	58.3
Loans to SMEs and Individual Customers	33,361.3	385.3	32,976.0

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	56.8	4.7	52.0
Loans to SMEs and Individual Customers	2,094.7	172.8	1,921.8

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.

*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

9. Status of Loans by Region

(1) Outstanding Balances by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2022		As of March 31, 2022
	Outstanding Balance	Change	Outstanding Balance
Asia	9,256.2	1,488.1	7,768.0
Hong Kong	2,224.0	330.0	1,893.9
Singapore	1,637.5	283.3	1,354.1
Thailand	1,190.8	51.6	1,139.2
Taiwan	1,209.4	225.0	984.3
India	632.3	105.0	527.2
South Korea	844.4	196.6	647.8
Indonesia	479.4	158.1	321.3
Philippines	314.5	20.0	294.5
China	156.5	31.7	124.8
Malaysia	97.4	5.0	92.4
Central and South America	5,754.8	565.3	5,189.5
Mexico	475.9	106.9	369.0
Brazile	271.3	31.5	239.8
North America	11,258.0	3,013.8	8,244.1
United States	10,210.5	2,766.3	7,444.1
Eastern Europe	278.8	4.5	274.2
Russia	225.2	15.3	209.8
Western Europe	6,081.1	1,167.1	4,914.0
United Kingdom	1,493.7	31.7	1,462.0
Netherlands	1,233.6	291.0	942.5
Germany	694.5	226.0	468.5
Ireland	388.7	70.2	318.5
Switzerland	313.4	(8.0)	321.5
France	361.3	4.9	356.4
Turkey	105.5	15.7	89.8
Italy	148.7	42.7	106.0
Other	4,294.2	726.2	3,567.9
Australia	2,134.5	162.4	1,972.1
Total	36,923.3	6,965.3	29,957.9

The above figures are based on obligor country of location.

The outstanding balance of loans in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.

	As of September 30, 2022		As of March 31, 2022

	Outstanding Balance	Change	Outstanding Balance
Mizuho Bank (China) ,Ltd	1,274.3	(6.1)	1,280.4
Mizuho Bank (USA)	603.5	145.4	458.0
PT. Bank Mizuho Indonesia	435.8	135.0	300.7

Note: The balances of loans of AO Mizuho Bank (Moscow) for the six months ended September 30, 2022 and the fiscal year ended March 31 2022 are ¥92.6 billion (RUB34.5 billion) and ¥68.8 billion (RUB44.4 billion), respectively.

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Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2022		As of March 31, 2022
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Asia	69.5	12.7	56.8
Hong Kong	1.9	1.9	0.0
Singapore	36.9	1.9	35.0
Thailand	1.0	(0.0)	1.0
Taiwan	0.0	0.0	0.0
India	0.1	0.0	0.1
South Korea	—	(0.0)	0.0
Indonesia	2.0	1.0	0.9
Philippines	0.0	(0.0)	0.0
China	0.1	0.1	0.0
Malaysia	—	—	—
Central and South America	18.1	0.2	17.8
Mexico	0.4	0.0	0.4
Brazile	3.4	(0.0)	3.5
North America	11.7	(3.2)	15.0
United States	11.7	(3.2)	15.0
Eastern Europe	57.5	49.6	7.8
Russia	57.5	49.6	7.8
Western Europe	22.2	(1.0)	23.2
United Kingdom	3.4	0.0	3.4
Netherlands	—	—	—
Germany	—	(0.5)	0.5
Ireland	—	—	—
Switzerland	0.1	(0.0)	0.2
France	—	—	—
Turkey	—	—	—
Italy	8.5	0.3	8.2
Other	9.4	(2.4)	11.8
Australia	—	—	—
Total	188.6	55.7	132.8
The above figures are based on obligor country of location.
The outstanding balance of Non Performing Loans based on the BA and the FRA in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.
	As of September 30, 2022		As of March 31, 2022
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Mizuho Bank (China) ,Ltd	1.0	(0.8)	1.8
Mizuho Bank (USA)	3.5	0.5	3.0
PT. Bank Mizuho Indonesia	6.4	0.6	5.8

Note: The balance of loans of Non Performing Loans based on the BA and the FRA of AO Mizuho Bank (Moscow) for the six months ended September 30, 2022 is ¥0.6 billion. The balance of loans of Non Performing Loans based on the BA and the FRA of AO Mizuho Bank (Moscow) for the fiscal year ended March 31 2022 is not existed.

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2022 to September 30, 2027)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	3,491.5
Income before Income Taxes	2	3,557.5
Tax Adjustments (1)	3	274.5
Taxable Income before Current Deductible Temporary Differences (2)	4	3,832.0
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,173.3

(1)	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
(2)	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2022.

Reference: Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2018	267.2
Fiscal 2019	378.5
Fiscal 2020	316.3
Fiscal 2021	360.3
First Half of Fiscal 2022 (estimate)	55.0

*	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*	Figure for the first half of fiscal 2022 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2022	Change	As of March 31, 2022
Reserves for Possible Losses on Loans	7	216.7	(34.9)	251.6
Impairment of Securities	8	117.5	(7.6)	125.2
Net Unrealized Losses on Other Securities	9	295.8	233.5	62.3
Reserve for Employee Retirement Benefits	10	—	—	—
Depreciation and Impairment	11	105.0	(17.1)	122.1
Net Deferred Hedge Losses	12	50.3	10.5	39.7
Tax Losses Carried Forward	13	3.2	3.0	0.1
Other	14	233.5	3.7	229.7

Total Deferred Tax Assets	15	1,022.2	191.1	831.1

Valuation Allowance	16	(105.6)	1.0	(106.7)

Sub-Total [ 15 + 16 ]	17	916.5	192.2	724.3

Amount related to Retirement Benefits Accounting	18	(137.6)	(2.7)	(134.9)
Net Unrealized Gains on Other Securities	19	(249.3)	27.5	(276.8)
Net Deferred Hedge Gains	20	—	—	—
Other	21	(32.8)	6.5	(39.4)

Total Deferred Tax Liabilities	22	(419.8)	31.4	(451.2)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	496.7	223.6	273.1
Tax effects related to Net Unrealized Losses (Gains) on Other Securities*	24	37.8	261.8	(223.9)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	50.3	10.5	39.7
Tax effects related to others	26	408.5	(48.7)	457.3

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-35

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2022 to September 30, 2027)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	202.6
Income before Income Taxes	2	223.1
Tax Adjustments (1)	3	(44.3)
Taxable Income before Current Deductible Temporary Differences (2)	4	178.7
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	54.7

(1)	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
(2)	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2022.

Reference: Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2018	39.0
Fiscal 2019	31.7
Fiscal 2020	26.6
Fiscal 2021	33.2
First Half of Fiscal 2022 (estimate)	6.0

*	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*	Figure for the first half of fiscal 2022 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2022	Change	As of March 31, 2022
Reserves for Possible Losses on Loans	7	0.7	(0.0)	0.7
Impairment of Securities	8	6.6	(1.1)	7.7
Net Unrealized Losses on Other Securities	9	0.4	0.0	0.4
Reserve for Employee Retirement Benefits	10	1.0	(0.4)	1.5
Reserve for Loss of Transfer	11	—	(0.9)	0.9
Net Deferred Hedge Losses	12	—	(0.1)	0.1
Tax Losses Carried Forward	13	—	—	—
Other	14	17.5	(0.2)	17.8

Total Deferred Tax Assets	15	26.4	(2.9)	29.3

Valuation Allowance	16	(7.4)	0.2	(7.7)

Sub-Total [ 15 + 16 ]	17	19.0	(2.6)	21.6

Amount related to Retirement Benefits Accounting	18	(21.4)	(1.0)	(20.3)
Net Unrealized Gains on Other Securities	19	(15.8)	0.2	(16.1)
Net Deferred Hedge Gains	20	(2.0)	(2.0)	—
Other	21	(1.2)	1.3	(2.6)

Total Deferred Tax Liabilities	22	(40.5)	(1.4)	(39.1)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	(21.5)	(4.0)	(17.4)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(15.3)	(0.0)	(15.3)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	(2.0)	(2.1)	0.1
Tax effects related to others	26	(4.1)	(1.9)	(2.2)

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

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Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of September 30, 2022	Change	As of March 31, 2022
Deposits	108,229.8	(4,301.6)	112,531.4

Individual Deposits	47,992.3	324.8	47,667.5
Corporate Deposits	51,521.6	(4,074.5)	55,596.1
Financial/Government Institutions	8,715.8	(551.9)	9,267.7

Mizuho Bank

Deposits	105,670.7	(4,289.3)	109,960.1

Individual Deposits	47,191.6	328.1	46,863.5
Corporate Deposits	50,333.5	(4,124.4)	54,457.9
Financial/Government Institutions	8,145.5	(493.0)	8,638.6

Mizuho Trust & Banking

Deposits	2,559.0	(12.2)	2,571.3

Individual Deposits	800.6	(3.2)	803.9
Corporate Deposits	1,188.0	49.8	1,138.1
Financial/Government Institutions	570.3	(58.8)	629.1

Above figures do not include deposits booked at overseas offices and offshore deposits.

2-37

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

(1) Number of Directors

Aggregate Figures for Mizuho Financial Group, the 2 Banks, and Mizuho Securities	As of September 30, 2022	Change	As of March 31, 2022
Directors, Executive Officers as defined in the Companies Act, and Auditors	45	—	45
Executive Officers as defined in our internal regulations (excluding those doubling as Directors as defined in the Companies Act)	48	4	44
The above numbers have been adjusted for those who are doubling other positions.

(2) Number of Employees
Consolidated	As of September 30, 2022	Change	As of March 31, 2022
Employees (excluding Executive Officers as defined in our internal regulations)	51,867	(553)	52,420
Average number of temporary employees	13,316	(703)	14,019

The number of Employees excludes employees seconded outside the company and includes employees seconded from outside the company in each consolidated subsidiary. That number also includes overseas local staff but excludes advisers and temporary employees.

3. Number of Offices
Domestic: The 2 Banks and Mizuho Securities	As of September 30, 2022	Change	As of March 31, 2022
Mizuho Bank	461	—	461
Mizuho Trust & Banking	59	(1)	60
Mizuho Securities	230	—	230

The above numbers are the numbers of head office, domestic branches (excluding branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1), and pension plan advisory offices (1)), domestic sub-branches, and others.

Overseas: The 2 Banks and Mizuho Securities	As of September 30, 2022	Change	As of March 31, 2022
Mizuho Bank	48	(1)	49
Mizuho Trust & Banking	—	—	—
Mizuho Securities	2	—	2
The above numbers are the numbers of overseas branches or relevant offices, and overseas representative offices.

2-38

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2022

Consolidated

(Billions of yen)
Fiscal 2022
Ordinary Profits	770.0
Profit Attributable to Owners of Parent	540.0

Non-Consolidated

Mizuho Bank, Mizuho Trust & Banking

	(Billions of yen)
	Fiscal 2022
	Aggregate Figures for the 2 Banks	MHBK	MHTB*
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) + Net Gains (Losses) related to ETF	630.0	595.0	35.0
Ordinary Profits	565.0	525.0	40.0
Net Income	380.0	350.0	30.0
Credit-related Costs	(90.0)	(90.0)	—

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

2-39

Mizuho Bank, Ltd.

Attachments

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of September 30, 2022 (A)	As of March 31, 2022 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥51,222,197	¥48,803,771	¥2,418,425
Call Loans	1,658,567	1,223,766	434,801
Receivables under Resale Agreements	3,290,467	1,681,260	1,609,206
Guarantee Deposits Paid under Securities Borrowing Transactions	166,304	154,255	12,049
Other Debt Purchased	774,745	679,939	94,805
Trading Assets	8,087,199	4,496,695	3,590,503
Money Held in Trust	505	504	0
Securities	38,301,648	44,608,181	(6,306,533)
Loans and Bills Discounted	89,888,322	82,962,457	6,925,864
Foreign Exchange Assets	3,124,501	2,509,122	615,379
Derivatives other than for Trading	14,945,242	6,133,443	8,811,799
Other Assets	8,093,335	5,958,848	2,134,487
Tangible Fixed Assets	858,020	847,689	10,330
Intangible Fixed Assets	348,057	347,681	376
Prepaid Pension Cost	449,534	440,611	8,923
Deferred Tax Assets	496,763	273,129	223,634
Customers’ Liabilities for Acceptances and Guarantees	11,130,154	8,733,646	2,396,507
Reserves for Possible Losses on Loans	(721,147)	(814,778)	93,630
Reserve for Possible Losses on Investments	—	(106)	106

Total Assets	¥232,114,420	¥209,040,119	¥23,074,300

Liabilities
Deposits	¥137,150,105	¥133,633,887	¥3,516,218
Negotiable Certificates of Deposit	21,079,944	16,162,209	4,917,734
Call Money	1,197,720	940,058	257,662
Payables under Repurchase Agreements	11,491,372	9,293,236	2,198,136
Guarantee Deposits Received under Securities Lending Transactions	311,881	146,864	165,017
Commercial Paper	1,574,288	1,775,859	(201,571)
Trading Liabilities	6,732,650	3,447,533	3,285,116
Borrowed Money	11,337,179	14,397,626	(3,060,446)
Foreign Exchange Liabilities	902,105	1,788,299	(886,194)
Bonds and Notes	837,901	810,504	27,396
Derivatives other than for Trading	15,770,420	6,635,032	9,135,388
Other Liabilities	6,180,433	4,302,633	1,877,800
Reserve for Bonus Payments	11,617	24,582	(12,964)
Reserve for Variable Compensation	378	763	(385)
Reserve for Possible Losses on Sales of Loans	8,068	1,309	6,759
Reserve for Contingencies	2,849	1,306	1,542
Reserve for Reimbursement of Deposits	14,820	16,627	(1,807)
Reserve for Reimbursement of Debentures	8,965	10,504	(1,538)
Deferred Tax Liabilities for Revaluation Reserve for Land	59,704	59,962	(257)
Acceptances and Guarantees	11,130,154	8,733,646	2,396,507

Total Liabilities	225,802,561	202,182,447	23,620,113

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,259,392	2,259,392	—
Capital Reserve	660,805	660,805	—
Other Capital Surplus	1,598,587	1,598,587	—
Retained Earnings	2,596,438	2,519,294	77,144
Appropriated Reserve	421,264	389,012	32,251
Other Retained Earnings	2,175,174	2,130,281	44,892
Retained Earnings Brought Forward	2,175,174	2,130,281	44,892

Total Shareholders’ Equity	6,259,896	6,182,751	77,144

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	25,728	623,367	(597,639)
Net Deferred Hedge Gains (Losses), net of Taxes	(105,337)	(80,603)	(24,734)
Revaluation Reserve for Land, net of Taxes	131,572	132,156	(584)

Total Valuation and Translation Adjustments	51,963	674,920	(622,957)

Total Net Assets	6,311,859	6,857,672	(545,813)

Total Liabilities and Net Assets	¥232,114,420	¥209,040,119	¥23,074,300

2-40

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2022 (A)	For the six months ended September 30, 2021 (B)	Change (A) - (B)
Ordinary Income	¥1,522,184	¥1,011,425	¥510,759
Interest Income	975,888	530,212	445,675
Interest on Loans and Bills Discounted	620,184	372,420	247,764
Interest and Dividends on Securities	167,633	111,191	56,441
Fee and Commission Income	270,150	247,688	22,461
Trading Income	175	39,994	(39,819)
Other Operating Income	214,658	70,736	143,922
Other Ordinary Income	61,311	122,792	(61,480)

Ordinary Expenses	1,200,171	766,564	433,606
Interest Expenses	515,210	114,521	400,689
Interest on Deposits	208,055	15,417	192,637
Fee and Commission Expenses	91,151	71,935	19,215
Trading Expenses	80,803	—	80,803
Other Operating Expenses	75,892	35,575	40,317
General and Administrative Expenses	361,050	364,459	(3,408)
Other Ordinary Expenses	76,063	180,072	(104,009)

Ordinary Profits	322,013	244,860	77,152

Extraordinary Gains	12,470	44,053	(31,582)

Extraordinary Losses	5,928	3,804	2,123

Income before Income Taxes	328,556	285,110	43,446
Income Taxes:
Current	42,233	90,355	(48,121)
Deferred	48,505	25,332	23,172

Net Income	¥237,817	¥169,422	¥68,395

2-41

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of September 30, 2022 (A)	As of March 31, 2022 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥2,197,534	¥1,923,672	¥273,862
Guarantee Deposits Paid under Securities Borrowing Transactions	20,038	20,046	(7)
Other Debt Purchased	41,199	35,314	5,884
Money Held in Trust	28,154	26,556	1,597
Securities	284,656	288,530	(3,873)
Loans and Bills Discounted	3,143,912	3,192,348	(48,435)
Foreign Exchange Assets	4,845	3,898	946
Other Assets	258,176	255,755	2,421
Tangible Fixed Assets	98,991	100,132	(1,140)
Intangible Fixed Assets	19,636	21,728	(2,091)
Prepaid Pension Cost	70,107	66,607	3,499
Customers’ Liabilities for Acceptances and Guarantees	13,577	14,100	(522)
Reserves for Possible Losses on Loans	(2,367)	(2,470)	103

Total Assets	¥6,178,465	¥5,946,221	¥232,243

Liabilities
Deposits	¥2,559,075	¥2,571,352	¥(12,277)
Negotiable Certificates of Deposit	702,680	691,880	10,800
Call Money	908,714	603,990	304,724
Borrowed Money	300,000	300,000	—
Foreign Exchange Liabilities	73	—	73
Due to Trust Accounts	1,138,586	1,167,284	(28,698)
Other Liabilities	23,421	31,317	(7,895)
Reserve for Bonus Payments	1,611	2,741	(1,129)
Reserve for Variable Compensation	123	272	(148)
Provision for Retirement Benefits	3,508	4,935	(1,427)
Reserve for Reimbursement of Deposits	830	992	(162)
Reserve for Loss of Transfer	—	3,061	(3,061)
Deferred Tax Liabilities	21,557	17,484	4,073
Acceptances and Guarantees	13,577	14,100	(522)

Total Liabilities	5,673,761	5,409,413	264,347

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	260,957	296,471	(35,514)
Appropriated Reserve	159,891	150,297	9,593
Other Retained Earnings	101,066	146,174	(45,108)
Retained Earnings Brought Forward	101,066	146,174	(45,108)
Treasury Stock	(79,999)	(79,999)	—

Total Shareholders’ Equity	443,832	479,346	(35,514)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	56,325	57,707	(1,382)
Net Deferred Hedge Gains (Losses), net of Taxes	4,546	(246)	4,793

Total Valuation and Translation Adjustments	60,871	57,460	3,411

Total Net Assets	504,704	536,807	(32,103)

Total Liabilities and Net Assets	¥6,178,465	¥5,946,221	¥232,243

2-42

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the six months ended September 30, 2022 (A)	For the six months ended September 30, 2021 (B)	Change (A) - (B)
Ordinary Income	¥75,027	¥80,950	¥(5,922)
Fiduciary Income	29,515	30,058	(543)
Interest Income	13,091	12,973	118
Interest on Loans and Bills Discounted	9,807	9,915	(107)
Interest and Dividends on Securities	2,357	2,161	195
Fee and Commission Income	27,235	36,499	(9,264)
Other Operating Income	14	194	(179)
Other Ordinary Income	5,170	1,224	3,946

Ordinary Expenses	61,050	62,001	(950)
Interest Expenses	3,337	3,600	(263)
Interest on Deposits	102	157	(54)
Fee and Commission Expenses	18,752	17,717	1,034
Trading Expenses	—	640	(640)
Other Operating Expenses	164	1	162
General and Administrative Expenses	36,467	37,503	(1,035)
Other Ordinary Expenses	2,328	2,536	(208)

Ordinary Profits	13,977	18,949	(4,971)

Extraordinary Gains	3,523	7,483	(3,960)

Extraordinary Losses	921	151	769

Income before Income Taxes	16,579	26,281	(9,702)
Income Taxes:
Current	2,186	4,559	(2,372)
Deferred	1,938	3,255	(1,316)

Net Income	¥12,453	¥18,466	¥(6,012)

2-43

Mizuho Trust & Banking Co., Ltd.

Reference

Statement of Trust Assets and Liabilities

As of September 30, 2022	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	542,059	Money Trusts	28,607,774
Securities	42,245	Pension Trusts	3,762,196
Beneficiary Rights to the Trusts	71,960,919	Property Formation Benefit Trusts	4,938
Securities held in Custody Accounts	292,981	Investment Trusts	20,454,264
Money Claims	20,380,560	Money Entrusted Other than Money Trusts	2,339,450
Tangible Fixed Assets	10,277,682	Securities Trusts	14,840,156
Intangible Fixed Assets	338,791	Money Claims Trusts	19,319,297
Other Claims	285,845	Land and Fixtures Trusts	507,232
Due from Banking Account	1,138,586	Composite Trusts	15,923,500
Cash and Due from Banks	504,603	Other Trusts	5,463

Total	105,764,275	Total	105,764,275

Notes:

1.	The statement is exclusive of Trusts that are difficult to value monetarily.
2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥69,724,175 million.
3.	Joint trust assets under the management of other companies: ¥161,860 million.
4.

There is no balance of Claims against Bankrupt and Substantially Bankrupt Obligors, Claims with Collection Risk, Loans Past Due for 3 Months or More or Restructured Loans in the claims of trust accounts that guarantee principals in the agreement of ¥3,281 million.

Reference: Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	3,281	Principal	840,395
Securities	1	Reserve	10
Others	837,188	Others	65

Total	840,471	Total	840,471

2-44

Mizuho Trust & Banking Co., Ltd.

Reference

Comparison of Balances of Principal Items

	Millions of yen
Items	As of September 30, 2022 (A)	As of March 31, 2022 (B)	Change (A) - (B)
Total Amount of Funds	35,636,665	36,350,351	(713,685)
Deposits	2,559,075	2,571,352	(12,277)
Negotiable Certificates of Deposit	702,680	691,880	10,800
Money Trusts	28,607,774	29,909,179	(1,301,404)
Pension Trusts	3,762,196	3,173,021	589,174
Property Formation Benefit Trusts	4,938	4,918	20
Loans and Bills Discounted	3,685,972	3,689,533	(3,561)
of Banking accounts	3,143,912	3,192,348	(48,435)
of Trust accounts	542,059	497,185	44,874
Securities for Investments	326,902	357,726	(30,824)
of Banking accounts	284,656	288,530	(3,873)
of Trust accounts	42,245	69,195	(26,950)

2-45

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of September 30, 2022 (A)	As of March 31, 2022 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥425,173	¥405,261	¥19,912
Cash Segregated as Deposits for Customers and Others	510,251	541,274	(31,022)
Trading Assets	9,493,878	6,921,502	2,572,375
Receivables - Unsettled Trades	—	145,887	(145,887)
Operating Investment Securities	48,585	40,926	7,658
Receivables Related to Margin Transactions	29,771	34,802	(5,030)
Collateralized Short-Term Financing Agreements-Receivable	5,263,188	4,707,548	555,639
Advances Paid	178	94	83
Securities: Fail to Deliver	57,692	32,415	25,277
Short-Term Loans Receivable	40,595	47,983	(7,387)
Other Current Assets	942,182	700,334	241,848
Less: Allowance for Doubtful Accounts	(92)	(79)	(13)
Noncurrent Assets
Property and Equipment	18,371	18,742	(370)
Intangible Assets	65,775	68,497	(2,721)
Investments and Other Assets	322,352	304,034	18,317

Total Assets	¥17,217,907	¥13,969,227	¥3,248,679

Liabilities
Current Liabilities
Trading Liabilities	¥8,089,047	¥5,356,537	¥2,732,509
Payables - Unsettled Trades	269,880	—	269,880
Payables Related to Margin Transactions	46,099	50,556	(4,457)
Collateralized Short-Term Financing Agreements-Payable	4,793,801	4,144,682	649,118
Deposits Received	418,524	425,452	(6,927)
Guarantee Deposits Received	272,139	425,613	(153,474)
Securities: Fail to Receive	8,055	7,083	972
Short-Term Borrowings	585,627	904,079	(318,451)
Commercial Paper	478,000	490,500	(12,500)
Bonds and Notes Due within One Year	239,557	148,768	90,788
Income Taxes Payable	920	2,515	(1,595)
Accrued Employees’ Bonuses	8,963	25,379	(16,416)
Provision for Variable Compensation	200	411	(210)
Other Current Liabilities	40,243	46,970	(6,726)
Noncurrent Liabilities
Bonds and Notes	764,089	753,870	10,219
Long-Term Borrowings	636,400	580,000	56,400
Provision for Retirement Benefits	21,708	22,579	(871)
Reserve for Loss of Transfer	981	1,541	(559)
Other Noncurrent Liabilities	4,026	3,769	257
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	3,131	3,132	(1)

Total Liabilities	16,681,397	13,393,441	3,287,955

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid - in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	389,078	425,554	(36,476)
Other Retained Earnings	389,078	425,554	(36,476)
Retained Earnings Brought Forward	389,078	425,554	(36,476)
Treasury shares	(369,999)	(369,999)	—

Total Shareholders’ Equity	525,894	562,371	(36,476)

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	20,414	23,193	(2,778)
Net Deferred Gains or Losses on Hedges, net of Tax	(9,799)	(9,778)	(20)

Total Valuation and Translation Adjustments	10,615	13,415	(2,799)

Total Net Assets	536,510	575,786	(39,275)

Total Liabilities and Net Assets	¥17,217,907	¥13,969,227	¥3,248,679

2-46

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the six months ended September 30, 2022 (A)	For the six months ended September 30, 2021 (B)	Change (A) - (B)
Operating Revenues	¥185,527	¥201,981	¥(16,454)
Commissions	67,554	92,240	(24,686)
Net Gain on Trading	49,734	73,686	(23,952)
Net Gain on Operating Investment Securities	930	(1,759)	2,690
Interest and Dividend Income	67,308	37,814	29,494

Interest Expenses	55,482	28,080	27,402

Net Operating Revenues	130,044	173,900	(43,856)

Selling, General and Administrative Expenses	114,065	129,544	(15,478)
Transaction-Related Expenses	29,148	38,439	(9,291)
Personnel Expenses	41,109	48,778	(7,669)
Real Estate Expenses	12,444	9,819	2,625
Administrative Expenses	20,008	19,087	920
Depreciation and Amortization	7,736	9,501	(1,764)
Taxes and Dues	2,237	2,687	(449)
Provision of Allowance for Doubtful Accounts	130	(3)	133
Other	1,250	1,233	17

Operating Income	15,978	44,356	(28,378)

Non-Operating Income	1,366	1,632	(266)
Non-Operating Expenses	71	420	(348)

Ordinary Income	17,273	45,569	(28,296)

Extraordinary Gain	301	727	(425)

Extraordinary Loss	9,171	2,290	6,880

Income before Income Taxes	8,404	44,006	(35,601)
Income Taxes:
Current	(2,136)	4,537	(6,674)
Deferred	(7,965)	3,807	(11,772)

Net Income	¥18,507	¥35,661	¥(17,154)

2-47